UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15 d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report:March 6, 2012

HUTECH21 CO. LTD.

001-10559

(Commission File Number)

P.O. Box 3483

Road Town

Tortola

British Virgin Islands

(Address of Principal Executive Offices)

 _______________

+82 2 2107 7200

(Registrant Telephone number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 -F or Form 40 -F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12 g 3 -2(b) under the Security Exchange Act of 1934.

Yes [   ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12 g 3 -2(b):

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Item 2.04 Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance
Item 5.01 Changes in Control of Registrant
Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers
Item 5.07 Submission of Matters to a Vote of the Security Holders
Item 9.01 Financial Statements and Exhibits

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Item 2.04 Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement.

On January 19, 2011, Taehoan Park, an individual from the Republic of Korea (“Mr. Park"), executed a promissory note (the “Note”), which was guaranteed by the Registrant, pursuant to which Mr. Park agreed to pay to Precursor Management Inc. (the "Lender") the sum of Four Hundred Thousand and 00/100 Dollars ($400,000), secured by a pledge of Ten Million (10,000,000) shares of Preferred Stock, par value $.0001 per share, of the Registrant standing in the name of Mr. Taehoan Park. Simultaneous to the execution of the Note, the Registrant executed a written guaranty (the “Guaranty”) which guaranty’s payment of the $400,000 pursuant to the Note. In the event that Mr. Park shall default on his obligations under the Note, the Registrant is legally obligated to assume payments thereunder. In addition the Lender has the right to foreclose on the stock pledged as security for the Note and assume full voting control over the company. A copy of the written Guaranty, incorporated herein by reference, is attached as Exhibit 10.3 to our Report of Foreign Private Issuer filed on Form 6-K with the Securities and Exchange Commission (the “SEC”) on July 1, 2011. The financing arrangement was negotiated as a condition to and in order to secure payment under the Plan of Exchange, the details of which are incorporated herein, and set forth in our Report of Foreign Private Issuer filed on Form 6-K with the SEC on April 14, 2011.

On January 19, 2012, Mr. Park was required to pay off the full amount of the Note. As of February 29, 2012 no payments had been made on the Note and as a result Precursor Management, Inc. the holder of the Note has decided to foreclose on shares pledged by Mr. Park as collateral to secure his obligations on the Note, resulting in a change of control of the Registrant.

Item 5.01 Changes in Control of Registrant

The above mentioned foreclosure on 10,000,000 shares of preferred stock now held by Precursor Management, Inc. constitutes a change of control of the Registrant based on 316,000,000 shares of voting stock fully diluted. Beneficial ownership percentages and information about Precursor Management, Inc. is set forth in Item 5.02 and Item 5.07 below.

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Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On February 29, 2012 the majority shareholder of the company, Precursor Management, Inc. approved the immediate resignation and removal of all Officers of the Registrant, effective immediately, and the resignation and removal of all Directors of the Registrant effective March 9, 2012. The removal of all of the Officers and Directors of the Registrant was in connection with the foreclosure on the collateral shares mentioned above.

On the same date, Precursor Management, Inc. approved the appointment of Ms. Vicky Chen as President, Treasurer, Secretary and Principle Financial Officer of the Registrant effective immediately and approved her appointment to the position of Chairman and sole Director of the Registrant effective on March 9, 2012.

Vicky Chen – Chairman and Sole Director, President, Treasurer, Secretary and Principal Financial Officer

Ms. Chen serves currently as a Managing Director and Partner of Precursor Management, Inc. where she is in charge of the Asset Management, Private Equity and Accounting groups within the firm. Precursor Management Inc. is a PE fund providing growth capital to emerging companies in a variety of industries throughout China. Ms. Chen speaks three languages and has been involved in the finance and banking industry for more than 8 years. She began her career at Citigroup where she worked in commercial banking and she holds a Masters in Business Administration from the University of Chicago.

Item 5.07 Submission of Matters to a Vote of Security Holders.

On February 29, 2012 the majority shareholder of the company, Precursor Management, Inc. approved the immediate resignation and removal of all Officers of the Registrant, effective immediately, and the resignation and removal of all Directors of the Registrant effective on or about March 9, 2012. The removal of all of the Officers and Directors of the Registrant was in connection with the foreclosure on the collateral shares mentioned above.

On the same date, Precursor Management, Inc. approved the appointment of Ms. Vicky Chen as President, Treasurer, Secretary and Principle Financial Officer of the Registrant effective immediately and approved her appointment to the position of Chairman and sole Director of the Registrant effective on or about March 9, 2012.

On February 29, 2012 there were 66,000,000 issued and outstanding shares of par value $.0001 Common Stock and 10,000,000 shares of Preferred Stock par value $0001. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders and each share of Preferred Stock entitles the holder thereof to twenty-five votes on each matter that may come before a meeting of the shareholders.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of February 29, 2012 concerning shares of common and preferred stock of the Company, held by (1) each shareholder known by the Registrant to own beneficially more than five percent of the common stock, (2) each director of the Registrant, (3) each executive officer of the Registrant, and (4) all directors and executive officers of the Registrant as a group. The percentage of shares beneficially owned is based on their having been 66,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock outstanding as of February 29, 2012:

IMAGE OMITTED	IMAGE OMITTED	IMAGE OMITTED
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Voting Stock(2)
Vicky Chen 106 Huangpu Avenue West, 14th Floor Guangzhou, P.R.China	-	—

Precursor Management, Inc. 106 Huangpu Avenue West, 14th Floor Guangzhou, P.R.China	10,000,000 Preferred Shares	79.1%
All directors and executive officers as a group (person)		—

(1)	Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.

(2)            Based on 316,000,000 voting shares outstanding.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

      None

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:March 6, 2012

HUTECH21 CO. LTD.

By:	/s/ Vicky Chen
Vicky Chen
Chief Executive Officer; Chief Financial Officer